Exhibit 99.1

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

MEDIGUS LTD.

TABLE OF CONTENTS

Page
Interim Condensed Consolidated Financial Statements – in US Dollars (USD) in thousands
Interim Condensed Consolidated Balance Sheets	2-3
Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss	4
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	5-7
Interim Condensed Consolidated Statements of Cash Flows	8-9
Notes to the Interim Condensed Consolidated Financial Statements	10-23

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
		2020	2019
	Note	Unaudited	Audited
		USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents		10,172	7,036
Accounts receivables - trade		26	22
Inventory	5	1,239	900
Other current assets		616	321
		12,053	8,279

NON-CURRENT ASSETS:
Property and equipment, net		332	137
Right-of-use assets, net		135	153
Investments accounted for using the equity method	4	2,069	1,149
Financial assets at fair value through profit or loss	3	3,309	3,616
		5,845	5,055

TOTAL ASSETS		17,898	13,334

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
		2020	2019
	Note	Unaudited	Audited
		USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payables – trade		311	75
Lease liabilities		85	119
Warrants at fair value	3	588	1,459
Contract liability		2,472	502
Accrued compensation expenses		497	607
Other current liabilities		450	603
		4,403	3,365
NON-CURRENT LIABILITIES:
Lease liabilities		53	33
Contract liability		-	1,800
Retirement benefit obligation, net		5	5
		58	1,838
TOTAL LIABILITIES		4,461	5,203

SHAREHOLDERS’ EQUITY:	6
Share capital – ordinary shares of NIS 1.00 par value: authorized – June 30, 2020 and December 31,2019 – 250,000,000 shares; issued and outstanding - June 30, 2020 – 128,818,758 shares December 31, 2019 – 82,598,738 shares		36,014	22,802
Share premium		38,210	47,873
Other capital reserves		13,430	12,492
Warrants		1,802	197
Accumulated deficit		(79,210)	(76,657)
Equity attributable to owners of Medigus Ltd.		10,246	6,707
Non-controlling interests		3,191	1,424
TOTAL SHAREHOLDERS’ EQUITY		13,437	8,131

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		17,898	13,334

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

		Six months ended		Year ended
		June 30,		December 31
		2020	2019	2019
	Note	Unaudited		Audited
		USD in thousands
Revenues:	7
Products		69	59	188
Services		4	85	85
		73	144	273
Cost of revenues:
Products		276	157	370
Services		-	85	85
		276	242	455

Gross Loss		(203)	(98)	(182)
Research and development expenses		(356)	(471)	(609)
Sales and marketing expenses		(213)	(232)	(326)
General and administrative expenses		(2,639)	(1,168)	(3,081)
Net change in fair value of financial assets at fair value through profit or loss		(323)	-	92
Share of net loss of associate accounted for using the equity method		(138)	-	(216)
Amortization of excess purchase price of an associate	4	(546)	-	-
Listing expenses		-	-	(10,098)
Operating loss		(4,418)	(1,969)	(14,420)
Changes in fair value of warrants issued to investors		789	7	142
Financial income in respect of deposits, bank commissions and exchange differences, net		30	154	99
Financial income, net		819	161	241
Loss before taxes on income		(3,599)	(1,808)	(14,179)
Tax benefit		-	4	1
Total comprehensive loss for the period		(3,599)	(1,804)	(14,178)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income of associates accounted for using the equity method		4	-	(28)
Items that will not be reclassified to profit or loss
Share of other comprehensive income of associates accounted for using the equity method		-	-	(13)
Other comprehensive income (loss) for the period		4	-	(41)

Total comprehensive loss for the period		(3,595)	(1,804)	(14,219)

Loss for the period is attributable to:
Owners of Medigus		(2,553)	(1,804)	(14,178)
Non-controlling interest		(1,046)	-	-
		(3,599)	(1,804)	(14,178)

Total comprehensive loss for the period is attributable to:
Owners of Medigus		(2,549)	(1,804)	(14,219)
Non-controlling interest		(1,046)	-	-
		(3,595)	(1,804)	(14,219)

Basic and diluted loss per ordinary share		(0.04)	(0.02)	(0.18)

Weighted average number of ordinary shares outstanding used to compute (in thousands)		90,416	75,932	78,124

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Capital and reserves attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited
	USD in thousands
BALANCE AS OF DECEMBER 31, 2019 (Audited)	22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

Loss for the period	-	-	-	-	-	-	-	(2,553)	(2,553)	(1,046)	(3,599)
Other comprehensive income	-	-	-	-	-	4	-		4	-	4
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	-	-	-	-	-	4	-	(2,553)	(2,549)	(1,046)	(3,595)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	3,262	(2,505)	-	-	-	-	3,632	-	4,389	-	4,389
Exercise of warrants	9,950	(7,186)	-	-	-	-	(2,027)	-	737	-	737
Issuance of shares and warrants by the Subsidiary	-	-	-	-	1,045	-	-	-	1,045	1,813	2,858
Conversion into shares and warrants of loan granted to the Subsidiary	-	-	-	-	(136)	-	-	-	(136)	136	-
Stock-based compensation in connection with options granted to employees and service providers	-	-	53	-	-	-	-	-	53	864	917
Expiration of options	-	28	(28)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	13,212	(9,663)	25	-	909	-	1,605	-	6,088	2,813	8,901
BALANCE AS OF JUNE 30, 2020	36,014	38,210	1,376	525	12,670	(1,141)	1,802	(79,210)	10,246	3,191	13,437

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Capital and reserves attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF DECEMBER 31, 2018 (Audited)	20,924	48,942	1,271	538	(1,117)	(62,479)	8,079
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2019:

Total comprehensive loss for the period	-	-	-	-	-	(1,804)	(1,804)

TRANSACTIONS WITH SHAREHOLDERS:
Stock-based compensation in connection with options granted to employees and service providers	-	-	166	-	-	-	166
Expiration of options granted previously to employees and service providers	-	179	(179)	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	-	179	(13)	-	-	-	166
BALANCE AS OF JUNE 30, 2019	20,924	49,121	1,258	538	(1,117)	(64,283)	6,441

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Capital and reserves attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non-controlling interests	Total equity
	Audited
	USD in thousands
BALANCE AS OF DECEMBER 31, 2018	20,924	48,942	1,271	538	-	(1,117)	-	(62,479)	8,079	-	8,079

Loss for the period	-	-	-	-	-	-	-	(14,178)	(14,178)	-	(14,178)
Other comprehensive loss	-	-	-	(13)	-	(28)	-	-	(41)	-	(41)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	-	-	-	(13)	-	(28)	-	(14,178)	(14,219)	-	(14,219)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	1,878	(1,248)	-	-	-	-	197	-	827	-	827
Transactions with non-controlling interest	-	-	-	-	11,714	-	-	-	11,714	1,424	13,138
Share in capital reserve of an associate	-	-	-	-	47	-	-	-	47	-	47
Stock-based compensation in connection with options granted to employees and service providers	-	-	259	-	-	-	-	-	259	-	259
Expiration of options	-	179	(179)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	1,878	(1,069)	80	-	11,761	-	197	-	12,847	1,424	14,271
BALANCE AS OF DECEMBER 31, 2019	22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30,
	2020	2019
	Unaudited
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix)	(2,907)	(2,013)
Interest received	13	56
Interest paid	(8)	-
Income tax paid	-	(3)
Net cash flow used in operating activities	(2,902)	(1,960)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(233)	(1)
Payments for acquisitions of associate and financial assets at fair value through profit or loss	(1,616)	-
Net cash flow generated from (used in) investing activities	(1,849)	(1)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of shares and warrants, net of issuance costs of Subsidiary	2,858	-
Principal elements of lease liability	(60)	-
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuance costs	5,044	-
Net cash flow generated from financing activities	7,842	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,091	(1,961)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	7,036	10,625
GAIN FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	45	123
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	10,172	8,787

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the condensed consolidated statements of cash flows:

	Six months ended
	June 30,
	2020	2019
	Unaudited
	USD in thousands
Net cash used in operations:
Loss for the period before taxes on income	(3,599)	(1,808)
Adjustment in respect of:
Retirement benefit obligation, net	-	(74)
Gain from exchange differences on cash and cash equivalents	(45)	(123)
Depreciation and amortization	102	11
Interest received	(13)	(56)
Interest expenses	8	-
Profit on change in the fair value of warrants issued to investors	(789)	(7)
Stock-based compensation in connection with options granted to employees and service providers	880	166
Net change in the fair value of financial assets at fair value through profit or loss	323	-
Share of losses of associate company	138	-
Amortization of excess purchase price of an associate (see note 4)	546	-

Changes in operating asset and liability items:
Increase in accounts receivable - trade	(4)	(4)
Decrease (increase) in other current assets	(295)	39
Increase (decrease) in accounts payables - trade and customer advance payment	236	(161)
Decrease in accrued compensation expenses	(110)	(181)
Increase in contract liabilities	170	583
Decrease in other current liabilities	(153)	(90)
Increase in inventory	(302)	(308)
Net cash used in operations	(2,907)	(2,013)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.

Medigus Ltd. (the “Company” or “Medigus”) was incorporated in Israel on December 9, 1999. The Company’s registered office and principal place of business are located in Israel. The address of its registered office is P.O. Box 3030, Omer, Israel 8496500.

On July 24, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC (or “Medigus USA”), in the State of Delaware, USA (hereinafter - the “Subsidiary”).

Medigus USA has not been engaged in any business activities until October 2013.

On October 1, 2013, the Company and Medigus USA entered into an inter-company agreement whereby the Subsidiary provides services to the Company in consideration for a reimbursement of its costs plus a reasonable premium. In February 2019, Medigus USA LLC ceased its operations due to the termination of Chris Rowland, the Company’s previous chief executive officer.

On January 3, 2019, the Company established a wholly owned subsidiary in Israel under the name ScoutCam Ltd., or ScoutCam. ScoutCam was incorporated as part of a reorganization of the Company intended to distinguish the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology.

On September 16, 2019, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”), with ScoutCam Inc, formally known as Intellisense Solutions Inc. (“Intellisense” or “INLL”), pursuant to which the Company assigned, transferred and delivered 100% of its holdings in ScoutCam to ScoutCam Inc., in exchange for consideration consisting of shares of ScoutCam’s Inc. common stock representing 60% of the issued and outstanding share capital of ScoutCam Inc. immediately upon the closing of the Exchange Agreement (the “Closing”).

“Group” - the Company together with Medigus USA and ScoutCam Inc.

“Subsidiaries” – Entities under the control of the Company.

The Company currently owns 8.22% of Gix Internet Ltd. (formerly known as Algomizer Ltd., “Gix”) and 9.34% of Linkury, which operates in the field of software development, marketing and distribution to internet users.

On February 18, 2020, the Company purchased 2,284,865 shares of Matomy Media Group Ltd. (“Matomy”), which represents 2.32% of its issued and outstanding share capital. On March 24, 2020 the Company completed an additional purchase of 22,326,246 shares of Matomy, raising its aggregate holdings in Matomy to 24.99% of Matomy’s issued and outstanding share capital. As of June 30, 2020 the Company owns 24.92% of Matomy Ltd.

The Company has previously engaged in the development, production and marketing of the Medigus Ultrasonic Surgical Endostapler ((MUSE™) (hereinafter - “MUSE”) endoscopy system, an FDA approved system, for the treatment of gastroesophageal reflux disease (hereinafter - “GERD”). The Company is no longer maintaining efforts to commercialize the MUSE™ System and rather are pursuing potential opportunities to sell or grant a license for the use of our MUSE™ technology.

ScoutCam is engaged in the development, production and marketing of innovative miniaturized imaging equipment known as micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In addition, ScoutCam used the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

On June 3, 2019, the Company entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (hereinafter “Golden Grand”) for the know-how licensing and sale of goods relating to MUSE system in China, Hong Kong, Taiwan and Macao. Under the agreement, the Company committed to provide a license, training services and goods to Golden Grand in consideration for USD 3 million to be paid to the Company in four milestones based instalments. To date, some of these milestones have been achieved and the Company has received $1.8 million, which is presented in the balance sheets among “contract liability”. The final milestone and the final instalment shall be completed and paid upon the completion of a MUSE assembly line in China. The Company examines additional potential opportunities to sale MUSE to other territories.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (hereinafter - “TASE”) and as of May 20, 2015, the Company’s American Depository Shares (hereinafter – “ADSs”) evidenced by American Depositary Receipts (hereinafter – “ADRs”) are listed on the Nasdaq Capital Market. The Company’s depositary agent for the ADR program is The Bank of New York Mellon. Since July 2018, the Company’s Series C Warrants are traded on Nasdaq Capital Market.

b.

During the six months ended June 30, 2020, the Group incurred a total comprehensive loss of approximately USD 3.6 million and a negative cash flows from operating activities of approximately USD 2.9 million. Furthermore, in the recent years the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit as of June 30, 2020. As a result, there is a substantial doubt about the Group’s ability to continue as a going concern.

Management is of the opinion that based on the Company’s current operating plan it will be able to carry out its plan for one year after the issuance date of these financial statements.

Based on the projected cash flows and current cash balances of ScoutCam, management of ScoutCam is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities for a period of one year after the issuance date of these financial statements. ScoutCam’s management plans include continuing commercialization of the products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships and other opportunities. There are no assurances however, that ScoutCam will be successful in obtaining the level of financing needed for its operations. If ScoutCam is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or even cease operations.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c.	The coronavirus (“COVID-19”), which was declared in March 2020 by the World Health Organization as a pandemic, has had a significant impact on global markets and the economy of many countries, including countries in which the Group and its affiliates operates. As the ultimate impact on the global economy of the COVID-19 pandemic remains unclear, the Group anticipates that it will have a continuing impact on global economies in the near future. While the COVID-19 pandemic has not materially affected the Group’s operations as of the date hereof, the extent to which the COVID-19 pandemic shall impact the Group’s operations will depend on future developments. In particular, the continued spread of COVID-19 globally could materially adversely impact the Group’s operations and workforce, including its manufacturing activities, product sales, as well as its ability to continue to raise capital. Travel restrictions could materially adversely impact ScoutCam Inc. sales and marketing and research and development efforts.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

a.

The Group’s interim condensed consolidated financial information as of June 30, 2020, and for the six month interim periods ended on that date (hereinafter - “The Interim Financial Information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’.

The Interim Financial Information has been prepared on the basis of the accounting policies adopted in the Group’s audited consolidated financial statements for the year ended December 31, 2019 (“Annual Financial Statements”), which were prepared in accordance with International Financial Reporting Standards which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”). This Interim Financial Information should be read in conjunction with the 2019 Annual Financial Statements and notes thereto issued on April 21, 2020.

The Interim Financial Information is unaudited, does not constitute statutory accounts and does not contain all the information and footnotes required by accounting principles generally accepted under International Financial Reporting Standards for annual financial statements.

These interim condensed consolidated financial statements were approved on August 31, 2020.

b.	Estimates

The preparation of the interim condensed consolidated financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s 2019 Annual Financial Statements.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Estimates of fair value

Financial assets

Level 1 and level 2 financial instruments:

As of June 30, 2020, and December 31, 2019 the Group has no financial assets measured at level 1 or level 2.

Level 3 financial instruments:

The Company has several financial assets measured at fair value through profit or loss, which meet the level 3 criteria.

Fair value measurements based on unobservable data (level 3):

The following table presents the level 3 fair value financial assets:

	June 30,	December 31,
	2020	2019
	Level 3
	USD in thousands

Linkury’s shares	2,057	2,637
Gix Warrants	11	71
Reverse earn-out	180	-
Conversion Right	646	619
Anti-dilution	415	289
	3,309	3,616

The following table presents the Level 3 financial assets roll-forward:

	Linkury’s shares	Gix Warrants	Reverse earn out	Conversion Right	Anti-dilution	Total
	USD in thousands
Balance as of January 1, 2020	2,637	71	-	619	289	3,616
Changes in fair value recognized within profit or loss	(580)	(60)	180	27	126	(307)
Balance as of June 30, 2020	2,057	11	180	646	415	3,309

Total unrealized loss for the period included in profit or loss for assets held at the end of the reporting period amounted to USD 307 thousand.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Linkury’s shares	Gix Warrants	Reverse earn out	Conversion Right	Anti-dilution	Total
	USD in thousands
Balance as of January 1, 2019	-	-	-	-	-	-
Initial recognition of financial asset	2,501	162	13	617	231	3,524
Changes in fair value recognized within profit or loss	136	(91)	(13)	2	58	92
Balance as of December 31, 2019	2,637	71	-	619	289	3,616

Total unrealized profits for the period included in profit or loss for assets held at the end of the reporting period amounted to USD 105 thousand.

Financial liabilities

Level 1 financial instruments:

As of June 30, 2020, and December 31,2019 the Group has financial liability measured at level 1 – Warrants C.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria - warrants issued to investors.

The following table presents the financial liabilities that were measured at fair value:

	June 30			December 31
	2020			2019
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands			USD in thousands
Financial liabilities at fair value through profit or loss -
Fair value of warrants	555	33	588	1,419	40	1,459

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES:

a.	Gix Internet Ltd.

The table below provide summarized financial information for Gix Internet.

Summarized balance sheet:

	June 30, 2020	December 31, 2019
	USD in thousands (*)
Currents assets
Cash and cash equivalents	3,296	3,712
Other current assets	7,003	7,285
Total current assets	10,299	10,997
Non-current assets	8,381	9,201
Current liabilities
Financial liabilities (excluding trade payables)	1,217	1,270
Other current liabilities	7,365	8,375
Total current liabilities	8,582	9,645
Non-current liabilities
Financial liabilities (excluding trade payables)	544	800
Other non-current liabilities	1,810	2,310
Total non-current liabilities	2,354	3,110
Net assets	7,744	7,443

Equity attributable to Gix shareholders	3,367	3,378

Non-controlling interests	4,377	4,065

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES (continued):

Summarized statement of comprehensive income:

	Six months ended June 30, 2020	September 4, 2019 - December 31, 2019
	USD in thousands (**)

Revenue	18,017	12,081
Gross profit	4,444	3,252
Profit (loss for the period)	262	(3,153)
Other comprehensive loss	-	(609)
Total comprehensive profit (loss)	262	(3,762)

(*)	translated at the closing rate at the date of that balance sheet

(**)	translated at average exchange rates for the period

b.	Matomy Ltd.

On February 18, 2020, the Company purchased 2,284,865 shares of Matomy Media Group Ltd. (“Matomy”), which represents 2.32% of its issued and outstanding share capital. On March 24, 2020 the Company completed an additional purchase of 22,326,246 shares of Matomy, raising its aggregate holdings in Matomy to 24.99% of Matomy’s issued and outstanding share capital and achieved a significant influence in Matomy. As a consequence, the Company gained significant influence over this investment and the investment was reclassified from a financial asset at fair value through profit or loss to an associate.

Matomy together with its subsidiaries offered and provided a portfolio of proprietary programmatic data-driven platforms focusing on two core activities of domain monetization and mobile digital advertising to advertisers, advertising agencies, apps developers and domain owners, primarily in the United States and Europe. In the period spanning from mid-2017 through December 2019, Matomy exited all its activities.

Since June 23, 2020 Matomy's securities were suspended from trading on London Stock Exchange and TASE.

Upon acquisition of the investment on Matomy the difference between the cost of the investment and Medigus’ share of the net fair value of the assets and liabilities of Matomy amounted to USD 546 thousands. The difference was recorded in the consolidated statement of loss and comprehensive loss as amortization of the excess purchase price of an associate.

The carrying amount of the investment presented in Medigus at the time of the transaction was USD 137 thousands, including fair value losses of USD 16 thousands that had been recognized in profit or loss. The group’s accounting policy for step acquisitions of associates is to measure the cost as the sum of the fair value of the interest previously held plus the fair value of the additional consideration transferred (totaling USD 1,601 thousand). The carrying amount of equity-accounted investments has changed as follows:

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES (continued):

Six months ended June 30, 2020
USD in thousands
Fair value as of March 24, 2020	137
Additions	1,464
Amortization of excess purchase price of an associate	(546)
Share of net profit of associate accounted for using the equity method	66
End of the period	1,121

The table below provide summarized financial information for Matomy.

Summarized balance sheet:

June 30, 2020
USD in thousands
Currents assets
Cash and cash equivalents	4,984
Other current assets	2,939
Total current assets	7,923
Non-current assets	-
Current liabilities
Financial liabilities (excluding trade payables)	3,317
Other current liabilities	-
Total current liabilities	3,317
Non-current liabilities
Financial liabilities (excluding trade payables)	-
Other non-current liabilities	105
Total non-current liabilities	105
Net assets
4,501
Equity attributable to Matomy shareholders

Non-controlling interests	-

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES (continued):

Summarized statement of comprehensive income:

March 24, 2020 - June 30, 2020
USD in thousands

Revenue	-
Gross profit	-
General and administrative expenses	(401)
Change in fair value of investment in financial assets	535
Other financial income	129
Profit for the period	263
Other comprehensive loss	-
Total comprehensive profit	263

NOTE 5 - INVENTORY:

Composed as follows:

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
	USD in thousands
Current assets:
Raw materials and supplies	609	24
Work in progress	647	316
Finished goods	608	584
Provision for impairment	(625)	(24)
	1,239	900

Non-current assets:
Raw materials and supplies	-	589
Finished goods	-	12
Provision for impairment of raw materials and supplies	-	(601)
	-	-

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - EQUITY:

Medigus Ltd.

a)	On May 22, 2020, the Company closed a firm commitment public offering, pursuant to which the Company issued a total of 575,001 ADSs representing a total of 11,500,020 ordinary shares, at a purchase price of USD 1.5 per ADS, and pre funded warrants to purchase up to a total of 2,758,333 ADSs representing 55,166,660 ordinary shares, at a purchase price of USD 1.499 per warrant, with an exercise price of USD 0.001.

The immediate gross and net of issuance expenses proceeds from such securities issuance aggregated to approximately USD 5 million and USD 4.4 million, respectively.

Pre funded warrants may be exercised via a cashless exercise mechanism as defined in the agreement, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant.

During second quarter of 2020, 1,539,656 pre funded warrants were exercised via a cashless exercise mechanism and 30,780,000 ordinary shares of the Company were allotted. During the third quarter of 2020, 1,218,677 pre funded warrants were exercised via a cashless exercise mechanism and 24,358,680 ordinary shares of the Company were allotted.

b)	During second quarter of 2020, 197,000 warrants C were exercised. Accordingly, 3,940,000 ordinary shares of the Company were allotted. The immediate net of issuance expenses proceeds from such exercise aggregated to approximately USD 0.7 million.

c)	On May 18, 2020, Board of Directors of the Company authorized the allotment 750,000 options to CFO of the Company. Each option is convertible into one share of common stock of the Company of NIS1.0 par value, in accordance with the following terms: (i) the Options shall vest on a quarterly basis over a period of three years; (ii) the term of the Options shall be of six (6) years from the date of grant, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the Options may be exercised until 180 days from the date of termination of the service, (iv) the exercise price per share of the Options shall be NIS 0.59, (v) the Options’ grant shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], if applicable.

d)	On June 1, 2020, Board of Directors of the Company authorized the allotment 1,500,000 options to the Company’s consultants. Each option is convertible into one share of common stock of the Company of NIS1.0 par value, in accordance with the following terms: (i) the Options shall vest on a quarterly basis over a period of three years; (ii) the term of the Options shall be of six (6) years from the date of grant, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the Options may be exercised until 180 days from the date of termination of the service.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ScoutCam Inc.

a.	On March 3, 2020, ScoutCam allotted in a private issuance a total of 979,754 units at a purchase price of USD $0.968 per unit.

Each unit was comprised of two shares of common stock par value US$0.001 per share, one Warrant A (defined below) and two Warrants B (defined below).

Each Warrant A is exercisable into one share of common stock of ScoutCam’s at an exercise price of USD 0.595 per share during the 12 months period following the allotment.

Each Warrant B is exercisable into one share of common stock of ScoutCam’s at an exercise price of USD 0.893 per share during the 18 months period following the allotment.

The immediate proceeds (gross) from the issuance of all securities offered amounted to approximately USD 948 thousands. After deducting closing costs and fees, ScoutCam received proceeds of approximately USD 909 thousand, net of issuance expenses.

b.	On May 18, 2020, ScoutCam allotted in a private issuance a total of 2,066,116 units at a purchase price of USD $0.968 per unit.

Each unit was comprised of two shares of common stock par value US$0.001 per share, one Warrant A (defined below) and two Warrants B (defined below).

Each Warrant A is exercisable into one share of common stock of ScoutCam’s at an exercise price of USD 0.595 per share during the 18 months period following the allotment.

Each Warrant B is exercisable into one share of common stock of ScoutCam’s at an exercise price of USD 0.893 per share during the 24 months period following the allotment.

The immediate proceeds (gross) from the issuance of all securities offered amounted to approximately USD 2 million. After deducting closing costs and fees, ScoutCam received proceeds of approximately USD 1.9 million, net of issuance expenses.

c.	Share-based compensation to employees and to directors:

In February 2020, ScoutCam’s Board of Directors approved the 2020 Share Incentive Plan (the “Plan”). The Plan initially included a pool of 5,228,007 shares of common stock for grant to ScoutCam’s employees, consultants, directors, and other service providers. On March 15, 2020, ScoutCam’s Board of Directors approved an increase to the option pool pursuant to the Plan by an additional 576,888 shares of Common Stock. On June 22, 2020, ScoutCam’s Board of Directors approved an increase to the option pool pursuant to the Plan by an additional 3,617,545 shares of Common Stock.

The Plan is designed to enable ScoutCam to grant options to purchase ordinary shares and RSUs under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; and (ii) pursuant and subject to Section 3(i) of the Israeli Tax Ordinance.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On February 12, 2020, ScoutCam granted 4,367,515 options pursuant to the Plan. Each option is convertible into one share of common stock of ScoutCam’s of $0.001 par value at the exercise price of $0.29.

On March 15, 2020, ScoutCam granted 576,888 options pursuant to the Plan to each of the ScoutCam’s then serving directors, excluding Professor Benad Goldwasser. Each option is convertible into one share of common stock of ScoutCam’s of $0.001 par value at the exercise price of $0.29.

On June 22, 2020, ScoutCam granted 1,544,769 options pursuant to the Plan to ScoutCam’s employees, consultants, directors. Each option is convertible into one share of common stock of ScoutCam’s of $0.001 par value at the exercise price of $0.29.

d.	On June 23, 2020, (the “Conversion Date”) ScoutCam entered into and consummated a Side Letter Agreement with the Company, whereby the parties agreed to convert, at a conversion price of $0.484, an outstanding line of credit previously extended by the Company to ScoutCam, which as of the Conversion Date was $381,136. For more details see note 8c.

NOTE 7 - REVENUES:

a.	Revenues by product:

	Six months ended		Year ended
	June 30,		December 31,
	2020	2019	2019
	Unaudited		Audited
	USD in thousands
Miniature camera and related equipment	69	59	188
Development and other services	4	85	85
Total	73	144	273

b.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Six month ended		Year ended
	June 30,		December 31,
	2020	2019	2019
	USD in thousands
Customer A	-	85	85

Customer B	-	-	30

Customer C	26	6	40

Customer D	-	-	27

Customer E	24	-	-

Customer F	9	-	-

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TRANSACTIONS WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

a.	Transactions with related parties:

	Six months ended		Year ended
	June 30		December 31
	2020	2019	2019
	Unaudited		Audited
	USD in thousands
Payroll and related expenses to the Chief Executive Officers of the Group (*)	329	85	261
Payroll and related expenses to the former Chief Executive Officer of the Company (**)	-	128	128
Compensation to the directors of the Company, all not employed by the Company (***)	678	186	326
Consultant services	91	46	404

*	Includes granted options benefit aggregated to USD 142 thousands, USD 17 thousands and USD 61 thousand for the six months ended June 30,2020, six months ended June 30, 2019 and year ended December 31, 2019, respectively.

**	Includes granted options benefit aggregated to USD 56 thousands.

***	Includes granted options benefit aggregated to USD 517 thousands, USD 90 thousands and USD 126 thousand for the six months ended June 30,2020, six months ended June 30, 2019 and year ended December 31, 2019, respectively.

Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b. c.

The Group maintains an active Directors and Officers’ insurance policy. The annual premium of the current policy was $410 thousand, such policy provide a coverage of $8 million with various deductible amounts not exceeding $1 million based on the claim geographic region.

On June 23, 2020, (the “Conversion Date”) the Company entered into and consummated a Side Letter Agreement with ScoutCam, whereby the parties agreed to convert, at a conversion price of $0.484, an outstanding line of credit previously extended by the Company to ScoutCam, which as of the Conversion Date was $381,136, into (a) 787,471 shares of the ScoutCam’s common stock, (b) warrants to purchase 393,736 shares of common stock with an exercise price of $0.595 (Warrant A), and (c) warrants to purchase 787,471 shares of common stock with an exercise price of $0.893 (Warrant B).

Each Warrant A is exercisable into one share of common stock of ScoutCam at an exercise price of USD 0.595 per share during the 12 months period following the allotment.

Each Warrant B is exercisable into one share of common stock of the ScoutCam at an exercise price of USD 0.893 per share during the 18 months period following the allotment.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TRANSACTIONS WITH RELATED PARTIES (continued):

b.	Balances with related parties:

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
	USD in thousands
Current liabilities, presented in the balance sheets among “accounts payable and accruals”:
Directors fee and bonus provision	78	36
Chief Executive Officer fee and bonus provision	49	52
Consultant services	14	204
	141	292

NOTE 9 - SUBSEQUENT EVENTS:

a.	On July 9, 2020 the Company held an Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the shareholders of the Company approved, among other things:

1.	An amendment to the Company’s articles of association.

2.	An increase of the authorized share capital of the Company by an additional NIS 750,000,000, such that the authorized share capital increased to NIS 1,000,000,000, consisting of 1,000,000,000 ordinary shares par value NIS 1.00 each.

3.	An amendment to the Company’s compensation policy.

4.	A monthly consulting retainer in the amount of NIS 25,000 and an annual cash bonus up to NIS 200,000 to the Chairman of the board of directors of the Company.

5.	An amendment to compensation terms of Company’s non-executive directors.

b.	On July 15, 2020, the Company and Polyrizon Ltd. or Polyrizon, a private company engaged in developing biological gels for the purpose of protecting patients against biological threats, and preventing intrusion of allergens and viruses through the upper airways and eye cavities, signed an ordinary share purchase agreement. The agreement includes investment of $10,000 and a loan of $94,000 that will be extended to Polyrizon. Pursuant to the investment, the Company was issued shares representing 19.9% of the issued and outstanding share capital of Polyrizon, on a fully diluted basis excluding outstanding deferred shares. In addition, the Company was granted the option, exercisable at the Company’s sole discretion, to invest an additional investment amount of $1,000,000, in consideration for shares of Polyrizon such that following the additional investment, the Company will own 51% of Polyrizon on a fully diluted basis. The options is exercisable until the earlier of April 23, 2023 or the consummation by Polyrizon of equity financing of at least $500,000 based on a pre-money valuation of at least $10,000,000.